The Ibero-America Fund, Inc.

Exhibit 77K

At a meeting of the Audit Committee of the Registrant held on May 13, 2010, the Audit Committee approved the dismissal of  KPMG LLP (KPMG) as independent accountants to audit the Registrant's financial statements for the fiscal year ending November 30, 2010. KPMG's reports on the Registrant's financial statements as of and for the fiscal years ended November 30, 2009 and 2008 did not include any adverse opinion or  disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Registrant's two most recent fiscal years and the  subsequent period through May 13, 2010, there were no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events as described in paragraph (v) of Item 304(a)(1) of Regulation S-K. On May 13, 2010, Ernst & Young LLP ("E&Y") was selected as the Registrant's independent registered public accounting firm for the 2010 fiscal year.  A majority of the Registrant's Board of Directors, including a majority of the Independent Directors, approved the appointment of E&Y.  On November 15, 2010, E&Y resigned as the Registrant's independent registered public accounting firm for the 2010 fiscal year.  On November 29, 2010 the Audit Committee of the Board of Directors of the Fund recommended that the Board of Directors, including a majority of the disinterested Directors, select Tait, Weller & Baker LLP ("Tait") as independent accountants. Tait accepted the engagement on December 16, 2010. On January 14, 2011, a majority of the Independent Directors approved the appointment of Tait. From May 13, 2010 through November 15, 2010, there were no: (1) disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events as described in paragraph (v) of Item 304(a)(1) of Regulation S-K.  The Registrant requested that E&Y furnish it with a letter addressed to the SEC stating whether or not it agrees with the above comments.  A copy of such letter, dated January 28, 2011, is filed as Exhibit A to this Item 77K.

Exhibit A

January 28, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 77K of Form NSAR dated January 28, 2011, of Ibero-America Fund, Inc. and are in agreement with the following statements contained therein – “On May 13, 2010, Ernst & Young LLP ("E&Y") was selected as the Registrant's independent registered public accounting firm for the 2010 fiscal year.  A majority of the Registrant's Board of Directors, including a majority of the Independent Directors, approved the appointment of E&Y.  On November 15, 2010, E&Y resigned as the Registrant's independent registered public accounting firm for the 2010 fiscal year”. We have no basis to agree or disagree with other statements of the Registrant contained therein.

Very truly yours,

/s/Ernst & Young LLP